

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2012

Trevor P. Bond
Chief Executive Officer
W. P. Carey Inc.
50 Rockefeller Plaza
New York, New York 10020

> **Re: W.P. Carey Inc.**
> **Registration Statement on Form S-4**
> **Filed March 23, 2012**
> **File No. 333-180328**

Dear Mr. Bond:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with an analysis as to whether or not the proposed transaction is a "roll-up" as defined under Item 901(c)(1) of Regulation S-K. If the transaction is a roll-up, please confirm to us whether you have included all the applicable disclosures required by Items 901 through 915 of Regulation S-K or, alternatively, tell us which exemption you are relying upon under Item 901(c)(2).

2.   Please ensure consistency with your correspondence dated March 28, 2012 regarding your response to comments received by W.P. Carey & Co. LLC within the comment letter from the SEC Staff dated March 19, 2012.

3.   Given the pervasiveness of out-of-period adjustments related to numerous instances of misapplication of accounting guidance impacting the consolidated financial statements of Corporate Property Associates 15 and WP Carey & Co

LLC, please tell us how you determined it was not appropriate to include risk factor disclosure highlighting such adjustments.

Prospectus Cover Page

4.   Please revise to state the total number of shares of W.P. Carey common stock to be issued pursuant to the registration statement in connection with the merger. Refer to Item 501(b)(2) of Regulation S-K.

Questions and Answers For W.P. Carey Shareholders and CPA: 15 Stockholders Regarding The Merger and The Special Meetings, page 1

General

5.   Please include a question and answer regarding whether the proposals of the special meeting are conditioned upon one another.

6.   Please discuss in the Q&A or Summary section the business of the combined company following consummation of the merger.

7.   Please discuss in the Q&A or Summary section when the combined company's common stock is expected to trade and whether there will be a market for the company's common stock immediately after the consummation of the merger.

Q. Am I entitled to dissenters' rights of appraisal in connection with the Merger?, page 6

8.   Please revise to confirm that abstentions also constitute a vote against approving the Merger, consistent with your disclosure elsewhere in the filing. Please also supplement your narrative to clarify, if true, that you must return an executed but unmarked proxy to formally abstain from voting.

The Merger Agreement, page 19

9.   We note that the merger agreement entitles W.P. Carey, as advisor to CPA 15, to receive all accrued and unpaid fees under the advisory agreements prior to consummation of the merger. Please supplement your disclosure here and under the Fees Payable to Affiliates subheading on page 105 to quantify this amount and update the considerations by the board of directors for each company as needed, to address this figure.

10.   We note that you amended and restated your credit agreement to provide for a term loan to satisfy the cash portion of the Merger Consideration. In light of the fact that loan draw is subject to certain closing conditions and diligence review, please revise to specifically discuss whether the lender consent is one of the conditions to closing the merger. If so, please also explain whether this condition may be waived by CPA15 and describe any financing alternatives.

Dissenters' and Appraisal Rights, page 28

11.   Please revise to briefly explain all requirements under the MGCL to receive payment for objecting shares.

Summary Financial Information, page 29

12.   Please tell us and provide the pro forma common stock outstanding at period end used in calculating Book value per common share for W.P. Carey Inc. In addition, please ensure amounts provided for both W.P. Carey & Co. LLC and Corporate Property Associates 15 Incorporated agree to the accompanying financial statements in your prospectus.

Risk Factors

General

13.   We note your introductory statement that the risks discussed in this section should not be considered "exclusive," and that you cannot offer assurance that your list describes "all material risk at any specific period in time." Please note that this section should disclose all material risk. Please revise to disclose all material risks and remove the noted qualification.

14.   Some of your risk factor captions merely state facts and do not adequately describe the risk in succinct terms. For example, the last risk factor on page 40 beginning "Our cash distributions are not guaranteed…" does not adequately explain the potential risk to prospective investors or your business if you are unable to satisfy the REIT requirement to distribute 90% of your REIT taxable income. Please revise your subheadings to highlight the specific harm that you would incur should the noted facts materialize.

Your Investment in W.P. Carey Inc. common stock is subject to various other tax risks, page 42

15.   This subheading is vague and fails to fully describe a specific risk. Please revise accordingly to briefly describe the other tax risks or remove.

We face active competition, page 44

16.   The risk that a company faces competition from others with similar investment objectives is a risk that affects companies in all industries regardless of size. Please revise risk factor one to discuss how the risk is specific to you or remove.

We may recognize substantial impairment charges on our properties, page 46

17.   Please supplement this risk factor subcaption and narrative to reflect the impairment charges that you incurred on properties in recent years.

The value of our real estate is subject to fluctuation, page 47

18.   Refer to the bulleted list under this risk factor. To the extent these risks have not been discussed elsewhere and are applicable material risks, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to your business posed by each factor.

We depend on key personnel for our future success, page 50

19.   Please revise to identify the particular personnel that are key to achieving the anticipated benefits of the merger as well as on a going-forward basis.

The Merger and The REIT Conversion

Background of the Merger and the REIT Conversion, page 55

20.   Please revise to describe the special committee of the board of directors of CPA15 in greater detail. Include in your revised disclosure the names of those on the special committee and clarify each person's relationship to members of the board of directors of W.P. Carey, as needed.

21.   Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections and presentations — used by the companies in the merger negotiations. We may have additional comments.

22.   Please expand your disclosure to describe the method of selection of Robert A. Stanger & Co., Inc., for the real estate appraisal. Refer to Item 1015(b)(3) of Regulation M-A.

23.   Revise to explain to us when the parties agreed to the standstill provision outlined in Section 4.6 of the Merger Agreement applicable to CPA15 and its affiliates. In the event that the company signed an LOI containing a mirror provision circumscribing the special committee's ability to actively solicit other merger options, please revise your disclosure here to so state. Please also add risk factor disclosure to highlight the attending risks to such an arrangement.

24.   Your descriptions of some of the board meetings appear vague. In particular we note your description of the board meetings that occurred on March 16, 2011. You should describe the "various strategic initiatives" in greater detail and the nature and substance of the deliberations conducted by both companies' boards at

their meetings. What conclusions did the board reach at these meetings? The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.

25.   It appears that W.P. Carey, in its capacity as advisor to CPA15, selected September 30, 2011 for purposes of preparing the estimated NAV calculation to align with the real estate valuation prepared by the third party firm. In light of the fact that the portfolio appraisal was one of the factors considered in determining the NAV, please explain what other factors were considered and why the NAV calculation was tied to this date.

26.   Please expand your disclosure in this section to detail the third party consents that must be obtained by both W.P. Carey and CPA15 to consummate the merger. Confirm that you plan to update future filings to reflect the status of the consents.

27.   In order to place the board's consideration of possible liquidity alternatives in context, please revise to discuss why the CPA15 board did not pursue other merger alternatives.   Please describe the presentation by the W.P. Carey management team regarding liquidity alternatives in greater detail.

28.   We note that one of the items considered during the joint meeting between the CPA15 Special Committee and the W.P. Carey Board of Directors was the need for an updated valuation of CPA15's net assets. Please describe this item in greater detail and explain how the parties reached the conclusion that an updated valuation was unnecessary.

29.   Please discuss conversations between the parties regarding the exchange ratio in greater detail.

30.   We note your discussion on page 62 regarding the meeting the W.P. Carey board conducted with its legal and financial advisors. Please revise to specifically indicate whether BofA Merrill Lynch recommended the Merger Consideration to be paid in the proposed transaction, as required by Item 1015(b)(5) of Regulation M-A.

W.P. Carey's Reasons For the Merger and the REIT Conversion and the W.P. Carey Merger, page 63

31.   Refer to the third bullet point under the subheading in the middle of page 64. Please revise to quantify the anticipated cost savings considered by the board. If the board did not quantify the anticipated cost savings, please disclose that fact and explain why it did not.

CPA15's Reasons for the Merger, page 65

32.   Please expand your disclosure in this section to discuss your external advisor's consideration of potential liquidity alternatives and explain how the special committee made the determination that the merger was in the best interest of the company relative to the other alternatives.

33.   In the bulleted list on page 67, please expand the ninth bullet point to more fully explain the negative impact that failure of this transaction could have on the business going forward.

34.   In the bulleted list on page 67, please revise the last bullet point to identify all other negative factors the board considered.

Opinion of Financial Advisor to W.P. Carey, page 69

35.   Please revise to discuss with greater specificity the "other analyses and studies" conducted by this advisor that were material to the board's decision to recommend that shareholders vote for this transaction and to also explain how this information and consultations lead to the rejection of other liquidity options, if any. Please refer to Item 4(b) of Form S-4. and Item 1015(b) of Regulation M-A.

36.   Please also provide us with any analyses, reports, presentations or other similar materials, provided by BofA Merrill Lynch in connection with rendering its fairness opinion. Refer to Item 21(c) of Form S-4. We may have further comment upon receipt of these materials.

37.   We note your disclosure on page 71 that BofA Merrill Lynch does not have any obligation to "update, revise or reaffirm its opinion." The opinion was delivered on February 17, 2012. Please disclose whether any material changes in W.P. Carey's operations, performance or in any of the projections or assumptions upon which W.P. Carey based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Opinion of Financial Advisor to the Special Committee and Board of Directors of CPA15, page 78

38.   Please also provide us with all such analyses, reports, presentations or other similar materials, provided by Deutsche Bank in connection with rendering its fairness opinion.

39.   Please provide a description of the individual property appraisals which Deutsche Bank relied upon in providing its opinion.

Analysis of Selected Publicly Traded Companies, page 80

40.   Please provide a more detailed discussion of the "variety of factors" considered
        by Deutsche Bank in selecting the companies for the comparable company
        analysis. For instance, please explain how Deutsche Bank made the
        determination that these three companies, all of which are publicly traded unlike
        CPA15, are "comparable companies."

41.   Please also describe in greater detail the distinguishing characteristics between the
        referenced companies and CPA15.

Discounted Cash Flow Analysis, page 82

42.   We also note that Deutsche Bank analyzed financial projections prepared by W.P.
        Carey and performed a discounted cash flow on the projections. Please describe
        the projected unlevered cash flow projections provided to, and relied on by,
        Deutsche Bank in greater detail.

Net Operating Income Capitalization Analyses, page 83

43.   Please describe with greater specificity the net operating income values of CPA15
        prepared by W.P. Carey and relied on by Deutsche Bank in greater detail. Please
        also explain how the rates were adjusted to reflect credit quality for the applicable
        properties.

Analysis of Selected Precedent Transactions, page 84

44.   We note your disclosure that the capitalization rates used were chosen by
        Deutsche Bank based on its expertise and experience within the REIT industry;
        however, please revise to discuss the underlying data used to calculate the
        disclosed range in greater detail. For example, please disclose the cap rates you
        calculated for each comparable company and how you arrived at the range for
        CPA15.

Prospective Financial Information, page 88

45.   Please revise to briefly explain management's underlying assumptions for the
        "expected performance" of tenants under the leases.

Real Estate Portfolio Appraisal by Robert A. Stanger & Co., Inc.

Assumptions and Limitations of the Appraisal, page 91

46.   Please describe the information provided by CPA 15 and W.P. Carey that served
        as the basis for the property valuations.

The W.P. Carey Special Meeting

Purpose, page 96

47.   We note that the proposal described in the second bullet point appears to cover both adoption of the REIT Conversion Agreement and approval of the W.P. Carey Merger. These appear to be two distinct proposals that should be presented to shareholders for separate votes. Please revise as appropriate or tell us why you believe it is appropriate to bundle these two proposals together. Please make conforming changes elsewhere in your filing.

Solicitation of Proxies; Expenses, page 98

48.   We note your disclosure that Computershare has been engaged to assist in the solicitation of proxies from the shareholders. Please specifically disclose the material features of the contract between the registrant and Computershare with respect to the distribution and solicitation of proxies. Please refer to Item 18 of Form S-4 and Item 4(a)(3) of Schedule 14A.

49.   Please also tell us whether any portion of Computershare's $115,000 is contingent upon the closing of the merger transaction. Please make conforming changes under the same subheading on page 100.

The Merger Agreement

Conditions to Obligations to Complete the Merger and Other Transactions, page 108

50.   We note from Section 5.1(b) the Merger Agreement that satisfaction of the necessary state securities or blue sky authorizations is a condition to closing. Please revise here to provide a brief description of any such approvals and disclose the current status. Refer to Item 3(i) of Form S-4.

Terms of the REIT Conversion, page 114

51.   Please revise to add a section briefly describing the mechanics of the W.P. Carey merger.

Determination of the Merger Consideration, page 112

52.   Please also provide us an analysis of the adjustments made by W.P. Carey to the third-party property valuations to compute the NAV used for the merger consideration exchange ratio.

53.   In this section or elsewhere, please provide a breakdown of the net asset valuation that includes the fair value of the liabilities and other assets.

54.   Please disclose the persons or group at CPA 15 that were ultimately responsible for determining the net asset value.

Information About W.P. Carey

Significant Developments During 2012, page 123

55.   We note disclosure throughout your document indicating that you may be responsible for paying severance in connection with the merger. In addition, it appears as though Mr. Bond executed an employment agreement in 2012. Please supplement your disclosure in this section to discuss the material provisions of his contract.   In the event that the contract represents a renegotiation of an original arrangement, please also revise to indicate the value of the severance expected to be paid and compare it against the severance that would have been paid but for the renegotiations. Please also indicate the parties involved in negotiating these provisions, including the roles played by your CEO and Compensation Committee.

Information About W.P. Carey

General Development of Business

Overview, page 122

56.   Revise to explain what you mean by "build-to-suit" transactions.

Primary Business Segments

Asset Management Revenue, page 126

57.   Please explain the variance in the distributions that you are entitled to receive under your advisory agreements.

Lease Expirations, page 134

58.   To the extent material, please supplement your disclosure here to discuss the relationship between your stabilized portfolio average rents and your rents on new leases, as adjusted for discounting, including free rent and other concessions. Please also discuss any material trends in the degree to which discounts have been provided on new leases in the reporting period as compared to prior periods.

59.   Please also revise to discuss any trends in existing customer renewal rates and existing customer rate increases.

Current Trends

Investment Opportunities, page 140

60.   We note your discussion of how you calculate net operating income for your
        investments on page 141. Please revise to explain whether this calculation
        includes all properties or whether any properties are excluded from the pool for
        purposes of the calculation.

Information About CPA15

General Development of Business

Our Portfolio, page 179

61.   Please revise to discuss leasing results for the prior period including the amount
        of new and renewed leases. Also include balancing disclosure regarding leasing
        commissions, tenant concessions and tenant improvement costs, if applicable.
        Please provide such disclosure on a square footage basis.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 189

Current Trends

Net Asset Value, page 191

62.   We note that your NAV per share remained the same at 12/31/11 as it was at
        09/30/11. We also note that your advisor relies in part on real estate appraisals
        conducted by third party. In light of the fact that the third party that assisted your
        advisor in preparing the 09/30/11 was under no obligation to update this figure,
        expand your disclosure here to explain how all assumptions underlying the NAV
        calculation at 12/31/11.

63.   Please also include a description of the individual property appraisals provided to,
        and relied on by, your advisor.

Adjusted Cash Flow from Operating Activities, page 213

64.   Please present 'Cash flow used in investing activities' and 'Cash flow provided by
        financing activities' when you present 'Adjusted cash flow from operating
        activities.' Please refer to Item 10(e) of Regulation S-K.

65.   Please provide to us a reconciliation of the adjustment amounts to the amounts
        presented in the audited financial statements. Further, please disclose how you

determined that the adjustments of distributions received from equity investments and distributions paid to noncontrolling interests clarifies your liquidity position.

The Combined Company, page 218

66.   Please provide the disclosure called for by Item 18(a)(7) of Form S-4.

Material Federal Income Tax Consideration, page 258

67.   Prior to effectiveness, please update the references in this section to the tax opinions to be prepared by both DLA Piper and Clifford Chance to state that you have received such opinions.

W.P. Carey Inc. Unaudited Pro Forma Consolidated Financial Information, page F-2

68.   Please disclose management's alternative plans if the $175 million term loan is not obtained.

Notes to Unaudited Pro Forma Consolidated Financial Information, page F-5

Adjustment B.ii, page F-5

69.   Please tell us the circumstances that caused your intangible assets to increase in value by approximately $572 million. In particular, provide detail differentiating between in-place lease and tenant relationships, and your anticipated weighted-average amortization period for such intangible assets. Please provide similar information for your acquired intangible liabilities.

Adjustment D., page F-6

70.   Please tell us how you determined that the estimated $28.0 million accrual of costs to be incurred related to the Merger and REIT conversion are factually supportable and therefore should be included as an adjustment to your pro forma consolidated balance sheet.

Adjustment G, page F-6

71.   Please tell us your basis for adjusting your pro forma financial statements to reflect the CPA 14/16 Merger as of January 1, 2011.

Adjustment H, page F-7

72.   Please disclose how you plan to amortize your above-market lease intangible assets; if you elect to use a method other than straight-line, please disclose the impact on operating results for the five years following the acquisition.

Adjustment K, page F-7

73.   Please tell us your basis for eliminating the impairment charges and the allowance for credit losses from the historical financial statements.

Corporate Property Associates 15 Incorporated Financial Statements

Notes to Consolidated Financial Statements, page F-79

Note 2. Summary of Significant Accounting Policies, page F-79

Out-of-Period Adjustments, page F-79

74.   Please tell us how you determined that the errors resulting in an increase in income from operations totaling $6.5 million in the fiscal year ended December 31, 2011 was not material to your results for all periods presented.

Purchase Price Allocation, page F-80

75.   Regarding your below-market lease intangible liabilities, please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

Note 9. Risk Management and Use of Derivative Financial Instruments, page F-97

Portfolio Concentration Risk, page F-101

76.   Given your significant concentration of directly-owned real estate properties to the European marketplace and your exposure to potential volatility of the currencies related to such foreign operations, please provide disclosure indicating the currencies for which you are primarily exposed, as well as a sensitivity analysis for each currency that has an individually significant impact on earnings.

Corporate Property Associates 16—Global Incorporated Financial Statements

Notes to Consolidated Financial Statements, page F-127

Note 8. Intangible Assets and Liabilities, page F-149

77.   Please tell us how your disclosure of intangible assets acquired complies with ASC Topic 350-30-50-1.a.

Part II Information Not Required in Prospectus

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits, page II-3

78.   We note that you plan to file certain exhibits to your registration statement by
        amendment. Please submit all exhibits as promptly as possible. We will review
        the exhibits prior to granting effectiveness of the registration statement, and we
        may have further comments after our review. If you are not in a position to file
        your legal and tax opinions with the next amendment, please provide draft copies
        for us to review.   The draft should be filed as EDGAR correspondence.

Signatures, page II-9

79.   We note on page 3 that the W.P. Carey board of directors immediately prior to the
        merger will serve as the full board for the surviving corporation. Please confirm
        that the current signatures represent a majority of the board or, alternatively,
        advise us whether you intend to appoint the remaining directors prior to
        effectiveness and whether a majority of your directors will sign a pre-effective
        amendment to the registration statement.

Exhibit 99.5 – Consent of Deutsche Bank Securities Inc.

80.   We note that the consent is specifically limited to the initial filing. Please confirm
        that an updated consent will be filed with each subsequent amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking any
  action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority,
  in declaring the filing effective, does not relieve the company from its full
  responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Christopher P. Giordano, Esq.
       Michael J. Stein, Esq.
       DLA Piper LLP